# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GUIDED THERAPEUTICS INC, CIK 0000924515
CUSIP: 40171F501
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5835 PEACHTREE CORNERS EAST, PEACHTREE CORNERS, Georgia (GA), 30092
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001700205-22-000003
Filed by CIK 0001700205

## Reporting persons
- Auctus Fund Management LLC: type of reporting person: investment adviser (IA), other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,804,865; sole dispositive power 0; shared dispositive power 5,804,865; aggregate amount beneficially owned 5,804,865 (9.9% of the class)
- Auctus Fund, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,804,865; sole dispositive power 0; shared dispositive power 5,804,865; aggregate amount beneficially owned 5,804,865 (9.9% of the class)
- Alfred Sollami: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,804,865; sole dispositive power 0; shared dispositive power 5,804,865; aggregate amount beneficially owned 5,804,865 (9.9% of the class)
- Louis Posner: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,804,865; sole dispositive power 0; shared dispositive power 5,804,865; aggregate amount beneficially owned 5,804,865 (9.9% of the class)

## Item 1. Issuer
Name of issuer: GUIDED THERAPEUTICS INC
Address of issuer's principal executive offices: 5835 PEACHTREE CORNERS EAST, PEACHTREE CORNERS, GEORGIA, 30092.

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i) Auctus Fund Management LLC

(ii) Auctus Fund, LLC

(iii) Alfred Sollami

(iv) Louis Posner
Address of principal business office or, if none, residence:
(i) Auctus Fund Management LLC
535 Boylston Street, 3rd Floor, Suite 301
Boston, MA 02116

(ii) Auctus Fund, LLC
535 Boylston Street, 3rd Floor, Suite 301
Boston, MA 02116

(iii) Alfred Sollami
535 Boylston Street, 3rd Floor, Suite 301
Boston, MA 02116

(iv) Louis Posner
535 Boylston Street, 3rd Floor, Suite 301
Boston, MA 02116
Citizenship:
(i) Auctus Fund Management LLC - DE

(ii) Auctus Fund, LLC - DE

(iii) Alfred Sollami - USA

(iv) Louis Posner - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Auctus Fund Management LLC is an exempt reporting adviser that files annual reports with the SEC and the state of Massachusetts and serves as the investment manager to Auctus Fund, LLC, (the "Fund"). Mr. Alfred Sollami and Mr. Louis Posner, as Managing Members of Auctus Fund Management LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owners of all shares of Common Stock held by the Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Fund expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that the Fund is the beneficial owner of any of the securities reported herein.

Auctus Fund Management LLC
Amount beneficially owned: 5,804,865

Auctus Fund, LLC
Amount beneficially owned: 5,804,865

Alfred Sollami
Amount beneficially owned: 5,804,865

Louis Posner
Amount beneficially owned: 5,804,865
Percent of class:
This amount comprises beneficial ownership of 5,804,865 shares of Common Stock which consists of (i) 4,248,474 shares of Common Stock and (ii) 1,556,391 shares issuable upon exercise of warrants held by Auctus Fund, LLC (the "Warrants"). All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.9% of the Common Stock based on (i) 56,660,370 shares of Common Stock outstanding as of August 10, 2024 as represented in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 14, 2024, plus (ii) 1,556,391 shares of Common Stock issuable upon the exercise of the Warrants. The foregoing excludes 6,243,609 shares of Common Stock issuable upon exercise of the Warrants because the Warrants contain a blocker provision under which the holder does not have the right to exercise the Warrants to the extent that together with the holder's affiliates and any other person or entity acting as a group together with the holder of any of the holder's affiliates, owns more than 9.99% of the Common Stock. The foregoing also excludes 105 shares of Common Stock issuable upon the conversion of Series E Preferred Stock and 200 shares of Common Stock issuable upon the conversion of Series F Preferred Stock because these securities contain similar blocker provisions to those attached to the Warrants as described above. Without such blocker provisions, the Fund may have been deemed to have beneficial ownership of 12,048,474 shares of Common Stock.

Auctus Fund Management LLC
Percent of class: 9.9%

Auctus Fund, LLC
Percent of class: 9.9%

Alfred Sollami
Percent of class: 9.9%

Louis Posner
Percent of class: 9.9
Sole power to vote or to direct the vote:
Auctus Fund Management LLC
Sole power to vote or to direct the vote: 0

Auctus Fund, LLC
Sole power to vote or to direct the vote: 0

Alfred Sollami
Sole power to vote or to direct the vote: 0

Louis Posner
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Auctus Fund Management LLC
Shared power to vote or to direct the vote: 5,804,865

Auctus Fund, LLC
Shared power to vote or to direct the vote: 5,804,865

Alfred Sollami
Shared power to vote or to direct the vote: 5,804,865

Louis Posner
Shared power to vote or to direct the vote: 5,804,865
Sole power to dispose or to direct the disposition:
Auctus Fund Management LLC
Sole power to dispose or to direct the disposition of: 0

Auctus Fund, LLC
Sole power to dispose or to direct the disposition of: 0

Alfred Sollami
Sole power to dispose or to direct the disposition of: 0

Louis Posner
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition:
Auctus Fund Management LLC
Shared power to dispose or to direct the disposition of: 5,804,865

Auctus Fund, LLC
Shared power to dispose or to direct the disposition of: 5,804,865

Alfred Sollami
Shared power to dispose or to direct the disposition of: 5,804,865

Louis Posner
Shared power to dispose or to direct the disposition of: 5,804,865

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Auctus Fund Management LLC: /s/ Alfred Sollami, Managing Member (11/14/2024)
- Auctus Fund, LLC: /s/ Alfred Sollami, Auctus Fund Management LLC, its Managing Member (11/14/2024)
- Alfred Sollami: /s/ Alfred Sollami, Alfred Sollami (11/14/2024)
- Louis Posner: /s/ Louis Posner, Louis Posner (11/14/2024)